February 8, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Kateryna Kuntsevich and Michael Coco

Re:	Québec

Registration Statement Pursuant to Schedule B

Registration No. 333-274949, as amended on January 30, 2024

Ladies and Gentleman:

On behalf of Québec, we respectfully request that the effective date of the above-captioned registration statement (the “Registration Statement”) be accelerated to 4:00 p.m., February 12, 2024, or as soon thereafter as is practicable.

In requesting acceleration of the effectiveness of the Registration Statement, Québec acknowledges that:

1.

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Québec from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	Québec may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Guillaume Pichard
Guillaume Pichard
Assistant Deputy Minister

cc:	Bernard Blouin (Miller Thomson LLP)

Catherine Clarkin (Sullivan & Cromwell LLP)